SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2014
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

     COMPANHIA PARANAENSE DE ENERGIA - COPEL

 CORPORATE TAXPAYER’S ID (CNPJ): 76.483.817/0001-20

 PUBLICLY-HELD COMPANY

CVM Registration No. 1431-1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND TWENTY-EIGHTH

EXTRAORDINARY BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, in the city of Curitiba, state of Paraná. 2. DATE AND TIME: December 23, 2014 – 11:00 a.m. 3. PRESIDING BOARD: MAURICIO SCHULMAN – Chairman, LINDOLFO ZIMMER – Executive Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

I. The following executives were elected, by majority of vote, to compose the Executive Board of Companhia Paranaense de Energia - Copel, in accordance with the guidelines provided by the Majority Shareholder, for the 2015-2017 mandate: a) as Chief Executive Officer: Luiz Fernando Leone Vianna, replacing Lindolfo Zimmer; b) as Chief Financial and Investor Relations Officer: Luiz Eduardo da Veiga Sebastiani, replacing Antonio Sergio de Souza Guetter; and c) as Institutional Relations Officer: Cristiano Hotz, replacing Denise Campanholo Busetti Sabbag; The following executives were reelected, by majority of vote, to compose the Executive Board of Companhia Paranaense de Energia - Copel for the 2015-2017 mandate: a) as Corporate Management Officer: Marcos Domakoski; b) as Business Development Officer: Jonel Nazareno Iurk; and c) as Assistant Officer: Paulo César Krauss; II. The Board members unanimously approved the calling of the Extraordinary Shareholders’ Meeting to submit to the shareholders the appointment of members of Copel’s Board of Directors and Fiscal Council, in accordance with the guidelines provided by the Company’s Majority Shareholder.

5. ATTENDANCE: MAURICIO SCHULMAN – Chairman, LINDOLFO ZIMMER – Executive Secretary; CARLOS HOMERO GIACOMINI; JOSÉ RICHA FILHO, LUIZ EDUARDO DA VEIGA SEBASTIANI; NATALINO DAS NEVES, MAURICIO BORGES LEMOS, NEY AMILTON CALDAS FERREIRA, and MARCO AURELIO ROGERI ARMELIN.

This is a free English translation of the minutes of the 128th Extraordinary Meeting of Copel's Board of Directors held on December 23, 2014, drawn up in the Company’s Book 8, page 011.

LINDOLFO ZIMMER

Executive Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 23, 2014

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.